As filed with the Securities and Exchange Commission on April 14, 2025	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
________
EPIROC AKTIEBOLAG
(Exact name of issuer of deposited securities as specified in its charter)
________
Not Applicable
(Translation of issuer’s name into English)
________
Sweden
(Jurisdiction of incorporation or organization of issuer)
_________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
1 Columbus Circle
New York, New York 10019
+(1) 212 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
________
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+(1) 212 947-7200
(Address, including zip code, and telephone number, including area code, of agent for service)
_________________________
Copies to:
Barbara A. Jones Greenberg Traurig, LLP 1840 Century Park East, Suite 1900 Los Angeles, CA 90067 +(1) 310 586-7700	Melissa Butler, Esq. Bree Peterson, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 20 7532 1432
_________________________
It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐
_________________________
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares, each representing one Class A share of Epiroc Aktiebolag	300,000,000 American Depositary Shares	$0.05	15,000,000	$2,296.50

[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Face of Receipt – Article 9

Item 2.	AVAILABLE INFORMATION
As set forth in Article (12) of the Form of Receipt constituting the prospectus included herein, Epiroc Aktiebolag publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, on its Internet Website or through an electronic information delivery system generally available to the public in its primary trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 14, 2025.
Legal entity created by the form of Deposit Agreement for the issuance of Receipts for Class A shares, no par value, of Epiroc Aktiebolag.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Kelvyn Correa
	Name:	Kelvyn Correa
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, Epiroc Aktiebolag certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Nacka, Sweden, on April 14, 2025.
Epiroc Aktiebolag

By:	/s/ Helena Hedblom
	Name:	Helena Hedblom
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Hakan Folin and Chalotta Grahs, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Under the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on April 14, 2025, in the capacities indicated.
Signature		Title

/s/Helena Hedblom		President and Chief Executive Officer; Director (Principal Executive Officer)
Name:	Helena Hedblom

/s/ Hakan Folin		Senior Vice President Controlling, Finance and Sustainability (Principal Financial and Accounting Officer)
Name:	Hakan Folin

/s/Ronnie Leten		Chairman of the Board of Directors
Name:	Ronnie Leten

/s/Johan Forssell		Director
Name:	Johan Forssell

/s/Ulla Litzen		Director
Name:	Ulla Litzen

/s/Lennart Evrell		Director
Name:	Lennart Evrell

Director
Name:	Jeane Hull

Director
Name:	Astrid Skarheim Onsum

Director
Name:	Sigurd Mareels

/s/Anthea Bath		Director
Name:	Anthea Bath

Director
Name:	Kristina Kanestad

Director
Name:	Niclas Bergstrom

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Epiroc Aktiebolag, has signed this registration statement in New York, New York, United States of America on April 14, 2025.
Cogency Global Inc.

Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Sr. Vice President on behalf of Cogency Global Inc.

Index to Exhibits
Exhibit	Document
(a)	Form of Deposit Agreement
(d)	Opinion of White & Case LLP, counsel to the Depositary